EXHIBIT 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$651	$811	$574	$755	$227
Add (deduct):
Fixed charges	196	184	258	240	329
Capitalized interest	(1)	(3)	(5)	(7)	(6)
Amortization of capitalized interest	8	7	7	10	6
Equity in (earnings) losses related to equity method investees	(30)	(21)	(76)	(29)	14
Distributions from equity investments	40	29	27	7	6
Adjusted earnings	$864	$1,007	$785	$976	$576
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$167	$154	$227	207	296
Capitalized interest	1	3	5	7	6
Portion of rents representative of the interest factor	28	27	26	26	27
Total fixed charges	$196	$184	$258	$240	$329
Ratio of earnings to fixed charges	4.4	5.5	3.0	4.1	1.8